KACHINGA, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

Invest@Kachinga.com 39 Mesa St, PR1, San Francisco, CA 94129 www.kachinga.com

TABLE OF CONTENTS

KACHINGA, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(Accrual Basis)

ASSETS

	2021	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 11,991	$ 17,184
Prepaid expenses and other current assets	188,826	178,287
TOTAL CURRENT ASSETS	200,817	195,471
OTHER ASSETS		
Intangible assets	933,256	933,256
TOTAL OTHER ASSETS	933,256	933,256
TOTAL ASSETS	$ 1,134,073	$ 1,128,727

LIABILITIES AND SHAREHOLDER'S EQUITY

	2021	2022
CURRENT LIABILITIES		
Accounts payable	$ 355,823	$ 524,895
Other current liabilities	24,178	55,511
TOTAL CURRENT LIABILITIES	380,001	580,406
LONG-TERM LIABILITIES		
Note payable – related party	11,634	11,635
SAFE obligations	473,692	473,692
Accrued interest	1,500	3,000
WeFunder convertible note		215,211
Direct convertible notes	150,000	300,000
TOTAL LONG-TERM LIABILITIES	636,827	1,003,538
TOTAL LIABILITIES	1,016,828	1,583,944
SHAREHOLDERS' EQUITY		
Common stock	3,256	3,256
Owner's investment	2,518	2,518
Additional paid-in capital	999,272	999,272
Retained earnings	(601,761)	(887,801)
Net income	(286,040)	(572,461)
TOTAL SHAREHOLDERS' EQUITY	117,245	(455,216)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,134,073	$ 1,128,727

KACHINGA, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2022
(Accrual Basis)

	2021	2022
REVENUES	$ 10,451	$ 8,105
COST OF GOODS SOLD	24,548	32,265
GROSS PROFIT	(14,097)	(24,161)
OPERTATING EXPENSES		
Sales and marketing	15,718	37,489
Payroll expenses	78,474	193,497
Professional services	20,377	8,938
Travel & entertainment	2,567	549
Product development costs	127,642	270,359
Office & other	25,667	35,968
TOTAL OPERATING EXPENSES	270,444	546,801
OTHER EXPENSES		
Interest expense	1,500	1,500
TOTAL EXPENSES	271,944	548,301
NET OPERATING INCOME	(286,040)	(572,461)
NET INCOME LOSS	$ (286,040)	$ (572,461)

KACHINGA, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2022
(unaudited)

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2021	6,749,667	$ 846	$ 999,272	$ (601,761)	$ 398,357
Issuance of common stock	888,166	4,928	-	-	4,928
Distributions	-	-			
Net loss	-	-		(286,040)	(286,040)
ENDING BALANCE, DECEMBER 31, 2021	7,637,833	$ 5,774	$ 999,272	$ (887,801)	$ 117,245
Issuance of common stock	-				
Distributions	-				
Net loss	-			(572,461)	(572,461)
ENDING BALANCE, DECEMBER 31, 2022	**7,637,833**	**$ 5,774**	**$ 999,272**	**$ (1,460,262)**	**$ (455,216)**

KACHINGA, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2022
(Accrual Basis)

CASH FLOWS FROM OPERATING ACTIVITIES	**2021**	**2022**
Net loss	$ (286,040)	$ (572,461)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expense		(1,366)
Prepaid software development & other costs	(11,399)	11,905
Accounts payable	47,351	176,183
Accrued wages	16,148	24,221
CASH PROVIDED BY OPERATING ACTIVITIES	(233,941)	(361,517)
CASH FLOWS FROM FINANING ACTIVITIES		
Notes payable – related party	(59,399)	
Accrued interest	1,500	1,500
WeFunder convertible note		215,211
Direct convertible notes	150,000	150,000
SAFE obligations	65,692	
Common stock	2,410	
Owner's investment	2,518	
CASH PROVIDED BY FINANCING ACTIVITIES	162,721	366,711
NET INCREASE IN CASH	(71,220)	5,194
CASH AT BEGINNING OF YEAR	83,211	11,991
CASH AT END OF YEAR	$ 11,991	$ 17,184

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 1,500	$ 1,500
INCOME TAXES	$ -	$ -